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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Continental Materials Corporation
(Name of Subject Company)

Continental Materials Corporation
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.25 Per Share
(Title of Class of Securities)

211615307
(CUSIP Number of Class of Securities)

Paul Ainsworth
Chief Financial Officer
Continental Materials Corporation
440 S. LaSalle Drive, Suite 3100
Chicago, IL 60605
(312) 541-7200
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:
Donald E. Figliulo
Polsinelli PC
150 N. Riverside Plaza, Suite 3000
Chicago, IL 60606
(312)-819-1900

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.    Subject Company Information.

        The name of the subject company is Continental Materials Corporation, a Delaware corporation ("CMC" or the "Company"). The principal executive offices of the Company are located at 440 LaSalle Drive, Suite 3100, Chicago, IL 60605. The telephone number of the Company's principal executive office is (312) 541-7200.

        The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $0.25 per share. As of February 17, 2020, there were 1,675,484 shares of common stock outstanding.

        Based solely on information contained in its Offer to Purchase (as defined in Item 2, below), as of February 18, 2020, Bee Street Holdings LLC, a Delaware limited liability company ("Bee Street"), beneficially owned 1,027,171 shares, or approximately 61.3% of the outstanding shares of common stock of the Company.

ITEM 2.    Identity and Background of Filing Person.

        The Company, the subject company, is filing this Statement. Its business address and telephone number are set forth above under Item 1.

        This Statement relates to the tender offer by Bee Street to purchase all outstanding Shares (the "Offer") not currently held by Bee Street. The Offer is disclosed in a Tender Offer Statement on Schedule TO filed by Bee Street with the Securities and Exchange Commission (the "SEC") on February 18, 2020, as amended on February 27, 2020 (the "Schedule TO"). The Offer is on the terms and subject to a number of other conditions set forth in an offer to purchase dated February 18, 2020, as amended on February 27, 2020 (the "Offer to Purchase") contained in the Schedule TO and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO and mailed to the holders of shares of the Company's common stock (the "Transmittal Documents").

        The Offer to Purchase provides that Bee Street will not be required to accept for payment and pay for any Shares validly tendered (and not properly withdrawn) pursuant to the Offer (the time of such acceptance, the "Acceptance Time") unless at the expiration date of the Offer there is validly tendered and not withdrawn, sufficient Shares such that Bee Street owns at least the amount of Shares required to permit the Merger (as defined below) (the "Minimum Tender Condition"). The Offer to Purchase also provides that Bee Street may waive the Minimum Tender Condition in its sole discretion.

        The Offer to Purchase further provides that the Offer is contingent upon Bee Street securing sufficient Shares in the Offer such that, following the Acceptance Time, Bee Street owns at least a majority of the Shares which were not beneficially owned by Bee Street and its affiliates immediately prior to the Offer (the "Majority Minority Condition"). The Offer to Purchase provides that Bee Street does not intend to waive the Majority Minority Condition.

        The Offer to Purchase further provides that the Offer is contingent upon Bee Street receiving net proceeds of debt financing which are adequate to pay the price Bee Street is offering for all Shares which are tendered into the Offer (and not withdrawn) before the expiration date, to pay any applicable merger consideration pursuant to the Merger, and to pay Bee Street's expenses in connection with the Offer and (if applicable) the Merger, in each case with such debt financing to be on terms and conditions satisfactory to Bee Street in its discretion (the "Financing Condition"). As described in the Offer to Purchase and disclosed in the Schedule TO, Bee Street has obtained a commitment letter from CIBC Bank USA, the Company's current senior lender, committing to provide such financing on certain conditions as stated therein.

        If the conditions are satisfied and the Offer is consummated, completed and Bee Street holds, directly or through its affiliates, at least 90% of the issued and outstanding shares of common stock of the Company, Bee Street will cause Bee Street II, Inc., a Delaware corporation and wholly owned subsidiary of Bee Street ("Bee Street II"), to merge with and into the Company, subject to certain conditions, with the Company continuing as the surviving corporation (the "Merger"), in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), at the same price per share offered in the Offer.

        The principal executive offices of Bee Street are located at 425 South Financial Place, Suite 3100, Chicago, IL 60605.

        With respect to all information described herein as contained in the Offer to Purchase and the Transmittal Documents, including information concerning Bee Street or its affiliates, officers or members or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement (including the exhibits, annexes and any information incorporated into it by reference), to the Company's knowledge, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of its executive officers, directors or affiliates or (ii) Bee Street or any of its executive officers, directors or affiliates.

        In considering the Board's decision to express no opinion and remain neutral with respect to the Offer, stockholders should be aware that certain officers and members of the board of managers of Bee Street, and certain officers and directors of the Company and its affiliates, have interests in the Offer which are described in this Statement and in any exhibits and annexes to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled "Past Contacts, Transactions, Negotiations and Agreements" contains information regarding the interests of the Company's directors and executive officers in the Offer, including the fact that four of seven members of the Company's Board of Directors, including James G. Gidwitz, the Chairman of the Board and Chief Executive Officer of the Company, and three of his family members (sometimes referred to herein with other family members as the "Gidwitz Family") are affiliated with Bee Street.

Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates

  Transactions with Directors and Management

        The Company has entered into certain material agreements, arrangements and understandings with the Gidwitz Family, which controls Bee Street, and with certain of its directors, as discussed in the Company's definitive 2019 proxy statement filed with the SEC on April 29, 2019, which discussion is attached to this Statement as Exhibit (e)(1).

        Theodore R. Tetzlaff has served as a director of the Company since 1981. Mr. Tetzlaff formed Tetzlaff Law Offices, LLC in April 2012 and has been engaged to represent the Company in various legal matters since that time. During the 2018 and 2019 fiscal years, the Company was billed approximately $474,000 and $826,210, respectively, for services provided by Tetzlaff Law Offices, LLC.

  Indemnification and Exculpation

        Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") provides for this limitation of liability.

        Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        The Company's Certificate of Incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law. The Company's bylaws (the "Bylaws"), state that the Company shall indemnify every present or former director, officer, employee, or agent of the Company or person who is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (each an "indemnitee").

        The Bylaws provide that the Company shall indemnify an indemnitee against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with any action, suit or proceeding in which the indemnitee was or is a party, or is threatened to be made a party, by reason of his or her serving or having served, if it is determined that the indemnitee (a) acted in good faith, (b) reasonably believed that such action was in, or not opposed to, the Company's best interests and (c) in the case of any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In respect of any action, suit or proceeding by or in the right of the Company, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Delaware Court of Chancery or such other court deems proper. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the indemnitee did not meet the requirements set forth in clauses (a) through (c) above.

        Expenses (including attorneys' fees) actually and reasonably incurred by any present or former director or officer of the Company in defending any civil, criminal, administrative, or investigative action, suit, or proceeding, with respect to which indemnification may be provided shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Such expenses (including attorneys' fees) incurred by an Indemnitee may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate, consistent with its obligation to promptly pay all such expenses actually and reasonably incurred; provided, however, that except for proceedings to enforce rights to indemnification, the Company shall not be obligated to indemnify, or advance expenses to, any person in connection with (a) a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Company Board, (b) proceedings or claims involving the enforcement of any employment, severance, lock-up, non-competition, compensation, or other plan or agreement with or of the Company or any of its affiliates to which such person may be a party, or of which such person may be a beneficiary, or (c) any proceeding with respect to which final judgment is rendered against such person for payment or an accounting of profits arising from the purchase or sale by such person of securities in violation of Section 16(b) of the Exchange Act, any similar successor statute, or similar provisions of state statutory law or common law.

        The Company has purchased a policy insuring its directors and officers against certain liabilities. The policy also names as insureds the Gidwitz family members and their affiliates, which term includes Bee Street, under a joint program of insurance.

  Benefit Plans

        The Company's executive officers, Mr. James Gidwitz, Mr. Ryan Sullivan and Mr. Paul Ainsworth, participate in the Company's benefit plans and arrangements described in more detail on Annex A attached to this Statement. It is currently anticipated that all three executives will remain employed with the Company following completion of the Tender Offer and the Merger, and that they will continue to participate in such benefit plans on comparable terms.

        The Company's directors, other than Mr. James Gidwitz, participate in the Company's non-employee director compensation program as described on Annex A attached to this Statement.

Certain Arrangements Among the Company and Bee Street and its Affiliates

        Except as set forth in the Offer to Purchase or elsewhere in this Statement, and to the Company's knowledge, as of the date of the Offer to Purchase, neither Bee Street nor any of Bee Street's directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure by the Company under the rules and regulations of the SEC applicable to the Offer.

        Messrs. James G. Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz, directors of the Company, are also members of the board of managers of Bee Street.

        In 2019, Hiniker Company Inc. ("Hiniker"), an entity controlled by Mr. James Gidwitz, paid Mr. Sullivan $15,000 in exchange for Mr. Sullivan providing certain consulting services to Hiniker.

Interests of Certain Persons in the Offer and the Merger

  Ownership of the Company's Common Stock

        The following table, contained in Schedule B to the Offer to Purchase, sets forth (i) the current ownership of shares of common stock and options by Bee Street and its directors and officers and (ii) the purchases of shares of common stock by the respective directors and officers of Bee Street during the past sixty days according to the Offer to Purchase.

Person	Number		Percentage of Outstanding Shares	Securities Transactions in Past 60 Days*
James G. Gidwitz	1,062,821	(1)	63.4%	—	(2)
Bee Street Holdings LLC	1,027,171		61.3%	+1,027,171	(2)
Scott Gidwitz	1,027,171	(1)	61.3%	—	(2)
Steve Gidwitz	1,027,171	(1)	61.3%	—	(2)
Ralph W. Gidwitz	1,027,171	(1)	61.3%	—	(2)
Nancy Gidwitz	1,027,171	(1)	61.3%	—	(2)
Darrell M Trent	21,833		1.3%	—
Peter E. Thieriot	21,833		1.3%	—
Theodore R. Tetzlaff	19,833		1.2%	—
Paul Ainsworth	1,000		0.1%	—
Ryan Sullivan	600		0.0%	—
All directors, nominees and named executive officers of CMC as a group (includes nine persons)	1,127,920		67.3%

(1)
Includes 1,027,171 shares of common stock of the Company owned by Bee Street. Beneficial ownership of such shares is disclaimed except to the extent of such person's authority as a member of the board of managers of Bee Street, which authority and such reporting person's capacity as a member of the board of managers is subject to the terms and provisions of the limited liability company agreement of Bee Street, as it may be amended from time to time. The board of managers of Bee Street has sole voting power and sole dispositive power with respect to the Shares which Bee Street owns. The members of the board of managers of Bee Street are James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz, none of whom has any individual voting power or dispositive power with respect to the shares of common stock owned by Bee Street.

(2)
Bee Street owns 1,027,171 shares of common stock of the Company as a result of contribution to Bee Street of such shares by its limited liability company members commencing on February 14, 2020.

        Except for the contribution described in foregoing footnote (2), Bee Street has not engaged in any transactions in shares of common stock of the Company during the two years prior to February 18, 2020.

Bee Street's Plans for the Company

        Based solely on the Offer to Purchase, Bee Street did not have, as of the date thereof, any current intentions, plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the

Company's present dividend rate or policy; or (iv) any other material change in the Company's business.

        As disclosed in the Offer to Purchase, Duff & Phelps' analysis assumed that the Company would execute management's current strategy. Bee Street has taken into account in evaluating the Company and framing the Offer the following matters included in or impacting the Company's forward-looking business plan as discussed with the Company's Board of Directors in December 2019. Bee Street did not disclose in the Offer to Purchase any definitive intentions, plans or proposals of Bee Street regarding these matters:

  •
  The potential future sale of excess real property relating to CMC's Aggregates business and divested concrete business in 2020 and 2021 (Pikeview quarry, Pikeview buffer property and Black Canyon quarry in Colorado Springs, Colorado and TMOP Legacy Co. (f/k/a Transit Mix of Pueblo) properties in Pueblo, Colorado) for proceeds of approximately $11.7 million in the aggregate;

  •
  The Aggregates business is expected to be wound down, but will continue to generate corporate expenses of approximately $3.9 million in total from 2020 through 2022 as the business winds down;

  •
  A net operating loss carryforward of approximately $5.0 million will be created as a result of 2019 financial performance and is expected to be utilized in 2020 and 2021;

  •
  The reclamation liability related to TMOP Legacy Co. (f/k/a Transit Mix of Pueblo) increased by approximately $2.0 million relative to CMC's unaudited balance sheet as of September 30, 2019; and

  •
  The Company's Global Flow Products division will require capacity expansion in 2021, which is expected to require capital expenditures of approximately $3.0 million.

        Bee Street also stated in the Offer to Purchase that following consummation of the Offer and, if applicable, the Merger, it may, nevertheless, initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, and personnel to determine what changes, if any, would be desirable following the Merger to enhance the combined businesses and expectations of Bee Street and the Company and may cause the Company to engage in the types of transactions set forth above if the management and/or board of managers of Bee Street decides that such transactions are in the best interest of the Company upon such review.

ITEM 4.    The Solicitation or Recommendation.

  No Opinion of the Board

        For the reasons set forth below under "—Reasons for No Opinion," the Board of Directors has unanimously decided to express no opinion and remain neutral with respect to the Offer. The Board has determined that potential conflicts of interest exist between Bee Street and its affiliates, on the one hand, and each director of the Company, on the other hand. Accordingly, the Board of Directors has determined that neither it, nor any potential special committee including one or more directors of the Company, will express an opinion regarding the Offer.

        Bee Street has not negotiated the terms of the Offer or the Merger with the Company or the Board of Directors, and Bee Street has not requested the Company, the Board of Directors, or any special committee of the Board of Directors to approve the Offer.

        The Board of Directors believes that each holder of shares of Common Stock should make his, her or its own decision regarding whether to tender shares of Common Stock in the Offer based on all the available information. In addition, in the case of holders who do not tender shares of Common Stock or who tender but then withdraw shares of Common Stock, each should make his, her or its own decision whether to exercise statutory appraisal rights if Bee Street II completes the Merger.

        The Board of Directors has requested that Bee Street agree to extend the expiration date of the Offer (which also represents the earliest time at which Bee Street would be permitted to accept shares of Common Stock tendered in the Offer). The extension of time was requested by the Board to enable the Audit Committee of the Board to engage an independent financial advisor, if the Board determines that to be appropriate. Bee Street has not yet affirmatively committed to an extension of the expiration date for the Offer. The Board expects that a financial advisor's report, if one is engaged, would be issued and delivered to the Company's stockholders prior to the final expiration date of the Offer.

  Background of the Offer

        In the Offer to Purchase, Bee Street disclosed under the caption "I. Special Factors—1. Background of the Offer" a series of actions taken by James G. Gidwitz, and other members of the Gidwitz family who became members of the board of managers of Bee Street, and certain officers of the Company between October 16, 2019 and February 18, 2020, the date of Bee Street's commencement of the Offer, relating to the consideration and formulation of the Offer. Mr. Gidwitz and other Gidwitz family members received legal advice in preparing and launching the Offer from attorneys of Taft Stettinius & Hollister LLP ("Taft"), which had been formally engaged by Mr. Gidwitz.

        The Bee Street disclosures also stated that, "[c]ommencing in December of 2019, Duff & Phelps Securities, LLC ("Duff & Phelps") commenced a preliminary review of relevant financial information and conducted preliminary valuation analyses consistent with its historic annual retention by CMC to conduct fair-value appraisal for executive compensation purposes and upon inquiry from Mr. Gidwitz and CMC's other officers. Effective January 15, 2020, Bee Street, through Taft, formally retained Duff & Phelps as financial advisor to advise Bee Street regarding the estimated fair market value of CMC's stock in connection with considering a potential going private transaction."

        As disclosed in the Offer to Purchase, on February 17, 2020, James G. Gidwitz, acting on the authority delegated by the board of managers of Bee Street, determined to commence the Offer as of the next trading day.

        On Tuesday, February 18, 2020, representatives of Bee Street contacted directors Theodore Tetzlaff, Peter Thieriot and Darrell Trent to advise of Bee Street's commencement of the Offer at a purchase price of $9.50 per share in cash (the "Offer Price"). At the same time, Bee Street delivered the following email to the members of the Board of Directors of the Company:

February 18, 2020

Dear All,

Last Friday, I and my family members contributed our shares of stock of Continental Materials Corporation (CMC) to a newly formed limited liability company, Bee Street Holdings LLC (Bee Street). As a result of those contributions, Bee Street now owns approximately 61.3% of the outstanding stock of Continental Materials Corporation (CMC).

Today, Bee Street is commencing a public tender offer to purchase all the outstanding stock of CMC which Bee Street does not already own at a price of $9.50 per share (the Offer). By this Offer and (under certain conditions) a subsequent 'cash out' merger, Bee Street intends to take CMC private.

In accordance with the SEC's tender offer rules, Bee Street filed a joint Schedule TO/13E-3 with the SEC this morning, which includes the Offer to Purchase being mailed to CMC stockholders starting today as well as a report from Duff & Phelps Securities, LLC, Bee Street's financial advisor, regarding their estimated range of fair market values for CMC's stock.
For your reference, I am attaching copies of Bee Street's offering materials which were filed with the SEC this morning, as follows:
• Duff & Phelps' Valuation Report regarding CMC's stock
• Bee Street's Offer to Purchase, containing most of the material disclosure about the Offer
• the form of Letter of Transmittal, which will be used by tendering stockholders to tender their shares into the Offer
• Ancillary materials; namely, a letter to brokers, form of client letter and form of notice of guaranteed delivery

The SEC's tender offer rules also require that CMC make a statement on Schedule 14D-9 whether CMC recommends "for" or "against" the Offer, or is "expressing no opinion and is remaining neutral" toward the Offer, or is "unable to take a position" regarding the Offer. CMC is required to make this statement within 10 business days of the Offer—that is, by Tuesday, March 3.

As I know you are aware, it is important that all meetings of directors be conducted with proper notice to all directors and memorialized with appropriate minutes. Let's be mindful to assure discussions among directors regarding CMC's response to this tender offer occur at duly called and convened Board meetings.

Regards,
Jim

        Also on the morning of February 18, 2020, Mr. Ryan Sullivan, the Company's chief operating officer, contacted a representative of Polsinelli PC, counsel to the Company ("Polsinelli"), to apprise the Polsinelli representative of Bee Street's launch of the Offer.

        During the morning of February 18, 2020, the Company filed a Current Report on Form 8-K disclosing the filing of the Schedule TO by Bee Street in connection with the Offer, certain unaudited interim financial statements of the Company for the fiscal year ending December 28, 2019 and certain financial projections made by the Company's management as of January 7, 2020, which information had been furnished by members of the Company's management team at the request of Mr. Gidwitz and included in the Offer to Purchase. The projections made by the Company's management as of January 7, 2020 and furnished to Mr. Gidwitz were derived from and are materially consistent with the most recent periodically updated projections which the Company's management prepared for the Board of Directors in the fourth quarter of 2019. The Company also issued a press release later that day confirming receipt of Bee Street's Offer and stating that its board would carefully review and evaluate the Offer.

        During the period from the morning of February 18, 2020 to the afternoon of February 20, 2020, directors Tetzlaff, Thieriot and Trent engaged in a series of calls, including certain discussions involving representatives of Polsinelli, during which the Offer was discussed. During that period, representatives of Polsinelli also engaged in discussions with Mr. James Gidwitz, Mr. Sullivan and representatives of Taft.

        A special telephonic meeting of the Board of Directors that had been scheduled upon Bee Street's launch of the Offer was convened on the afternoon of February 20, 2020. Mr. Sullivan and Paul Ainsworth, the Company's Secretary and chief financial officer, and representatives of Taft, Duff & Phelps and Polsinelli, attended the meeting by invitation. At the meeting, a representative of Duff & Phelps led the board through the financial analysis and other materials prepared by Duff & Phelps that were included in the Schedule TO. Members of the Board of Directors asked questions of, and received answers from, Duff & Phelps regarding the methods used by Duff & Phelps to prepare its estimate of the estimated range for the fair market value of the Company's common stock, the processes used to derive certain financial calculations pertinent to such methods, the peer group used by Duff & Phelps for comparison with the Company, and the general comparability and representativeness of Duff & Phelps' methodology. Duff & Phelps concluded their presentation by observing that the price of the Offer was higher than Duff & Phelps highest estimated fair market value for shares of the Company's common stock.

        After Duff & Phelps concluded their presentation, a representative of Taft walked the board through a presentation outlining the steps and legal structure of the Offer, and observed that Bee Street chose to structure its proposal for a 'going private' transaction in the form of the Offer because Bee Street had identified, through interviews between Mr. Gidwitz and Taft, potential conflicts of interest involving each of the Company's directors which made an alternate transaction structure unfeasible in Bee Street's estimation. The presentation continued that, in light of the potential conflicts of interest which Bee Street had identified, Bee Street was requesting that the Company's board express no opinion and remain neutral in response to the Offer as is permitted under the rules of the SEC and consistently with precedent of the Delaware court of chancery.

        On behalf of Bee Street, the Taft representative notified the board that Bee Street did not intend to negotiate with the board regarding the Offer or any potential alternate transaction. Moreover, the Taft representative observed that members of the Gidwitz family were longtime investors in the Company's common stock and have maintained their majority position for many years, and the representative notified the board that Bee Street had no present intention to sell, and would not entertain offers to purchase, any of its 61.3% holding of the Company's common stock. Bee Street was reported to believe, therefore, that no alternative liquidity event was likely to be possible for the Company's minority stockholders, other than the Offer.

        Following the Taft presentation, discussion ensued regarding the duties of the board in acting on behalf of the Company in response to the Offer in light of actual and potential conflicts of interest posed. Among the conflicts of interest considered was that James Gidwitz, Ralph Gidwitz, Steve Gidwitz and Scott Gidwitz who together comprise a majority of the Company's board, also serve as members of Bee Street's board of managers. The board also discussed potential conflicts of interest created because of the decades-long relationships between each of Messrs. Tetzaff, Thieriot and Trent, and the Gidwitz family. The meeting was adjourned to permit Messrs. Tetzlaff, Thieriot and Trent to discuss certain matters relating to the Offer with representatives of Polsinelli.

        On February 21, 2020 and February 23, 2020, Messrs. Tetzlaff, Thieriot and Trent held telephonic discussions with representatives of Polsinelli during which representatives of Polsinelli outlined the required contents of a Schedule 14D-9 filing and advised regarding the duties of directors in responding to the Offer. Discussion focused on the relationships maintained between the members of the Audit Committee, comprising Messrs. Thieriot and Trent, on the one hand, and Mr. James Gidwitz, other members of the Gidwitz family and Bee Street, on the other hand.

        In advance of the board meeting reconvening, on February 24, 2020 members of the board and representatives of Taft and Polsinelli held various discussions regarding the actual and potential conflicts of interest among the directors, Bee Street's request that the Board express no opinion on the Offer and the reasons and analysis supporting such request, and duties of the directors.

        On February 25, 2020, the special meeting of the Board of Directors was reconvened. Messrs. Sullivan and Ainsworth, and representatives of Taft and Polsinelli, attended the reconvened meeting by invitation. Mr. James Gidwitz asked a representative of Taft to describe for the board a potential course of action for the Board to follow in responding to the Offer on behalf of the Company. The Taft representative suggested that, based on precedent in the Delaware chancery court and considering that actual or potential conflicts of interest exist for each director, an independent member of the Company's management team could be appointed to retain an independent financial advisor to prepare and present a financial analysis of the Offer for the benefit of the minority stockholders of the Company. Correspondingly, the board would, consistent with such precedent and except for arranging for such independent financial analysis, refrain from taking any action or making any recommendation in relation to the Offer as such action or recommendation could, in light of such potential conflicts of interest, inappropriately influence stockholders' unbiased consideration of the Offer.

        Following completion of the Taft presentation, the Taft representative and Company management were excused and the board went into executive session with representatives of Polsinelli. During the executive session, the directors discussed Taft's suggested potential course of action based on Delaware precedent and the potential conflicts of interest involving the directors. Discussion ensued, as a result of which it was the sense of the Board that it would be appropriate, in light of the mandate contained in its charter, for the Audit Committee to identify and engage an independent financial advisor, if the Board determines that to be appropriate, but that the Board should express no opinion and remain neutral in relation to the Offer.

        Subsequently, the Audit Committee members interviewed potential financial advisors for the engagement. The Board again met on March 2, 2020, during which meeting the Board authorized the Audit Committee to continue to search for a financial advisor, with a view to receiving any report prepared by the advisor so hired no later than April 3, 2020. The Board confirmed during its March 2, 2020 meeting that it should express no opinion and remain neutral in relation to the Offer.

  Reasons for the No Opinion

        As described above, the Board of Directors have various actual and potential conflicts of interest with respect to the Offer. For this reason, the Board has decided to express no opinion and remain neutral with respect to the Offer.

        The Board urges each stockholder to make his, her or its own decision as to the acceptability of the Offer based on all the available information, including the factors described in this Statement and any subsequent Schedule 14D-9 filed.

  Intent to Tender

        Directors James Gidwitz, Ralph Gidwitz, Steve Gidwitz and Scott Gidwitz have contributed or agreed to contribute all of the shares of Common Stock held of record or beneficially owned by them to Bee Street. The Company's two executive officers other than Mr. James Gidwitz, Messrs. Sullivan and Ainsworth, and director Theodore Tetzlaff also have advised that they intend to tender the shares of Common Stock held of record or beneficially owned by them pursuant to the Offer. To the Company's knowledge, after making reasonable inquiry, and except as set forth below, as of the date hereof, each of the Company's other directors is currently undecided as to whether such person will or will not tender pursuant to the Offer any shares held of record or beneficially owned by such person.

ITEM 5.    Person/ Assets, Retained, Employed, Compensated or Used.

        As of the date of this Statement, a financial advisor has not yet been retained by the Audit Committee. Pursuant to the directives of the Board of Directors, the Company will, if a financial advisor is retained by the Audit Committee and renders any report pursuant to its retention mandate, file such report publicly with the SEC as an exhibit to an amendment of this Statement so that such report will be available to the Company's stockholders as additional information which may be useful when considering the Offer.

        Certain officers and employees of the Company may render services in connection with the Offer but they will not receive any additional compensation for such services.

        Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, the Company's stockholders should not attribute to the Company any information provided by any person except for the information in the Statement and any amendment of this Statement (if any) by the Company to disclose the final report of the financial advisor.

ITEM 6.    Interest in Securities of the Subject Company.

        To the knowledge of the Company, except for the ownership of the Company's common stock as disclosed under Item 3, the following are the only transactions in the shares of the Company's common stock during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries.

        Pursuant to the Company's previously disclosed stock repurchase program, the Company has repurchased shares of its common stock within the past 60 days. The following table shows the cost and number of shares repurchased in each week ending on the date shown, and the weighted average cost of shares so repurchased in each weekly period:

Week Ending	Aggregate Purchase Price Paid	Number of Shares Repurchased	Average Price Paid
12/20/2019	$19,373.40	2,607	$7.43
12/27/2019	$1,455.40	190	$7.66
1/3/2020	$14,637.55	2,019	$7.25
1/10/2020	$26,900.08	3,846	$6.99
1/17/2020	$55,593.66	7,400	$7.51
1/24/2020	$65,979.81	9,077	$7.27
1/31/2020	$30,928.73	4,236	$7.30
2/7/2020	$26,306.08	3,709	$7.09
2/14/2020	$60,309.12	7,583	$7.95

ITEM 7.    Purposes of the Transaction and Plans or Proposals.

        Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company's knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, to the Company's knowledge, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8.    Additional Information.

  Certain Legal and Regulatory Matters

        Except for the SEC's review, if any, of Bee Street's Schedule TO and 13E-3 filings, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Bee Street's acquisition or ownership of the common stock of the Company.

  Delaware General Corporation Law.

        (i)    Short-Form Merger.    Under Section 253 of Delaware Law, if Bee Street acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Bee Street will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. However, if Bee Street is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company's stockholders will be required under Delaware Law to effect the Merger. As a result, the Company would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the Delaware Law, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their shares of the Company in the Offer. However, it is a condition to consummation of the Offer that at least a majority of the outstanding fully diluted shares of the Company be tendered. Upon completion of the Offer, the results of any stockholder vote to adopt an agreement to the Merger and approve the Merger would be virtually assured.

        (ii)    Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the proposed merger is consummated, holders of the common stock of the Company in connection with the proposed merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their common stock of the Company. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their common stock of the Company (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the common stock of the Company could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the common stock of the Company. The value so determined could be more or less than the price per share to be paid in the proposed merger.

  Information Regarding Golden Parachute Compensation

        The Company's executive officers, Mr. James Gidwitz, Mr. Sullivan and Mr. Ainsworth, participate in the Company's benefit plans and arrangements described in more detail on Annex A attached to this Statement. It is currently anticipated that all three executives will remain employed with the Company following completion of the Tender Offer and the Merger, and that they will continue to participate in such benefit plans on comparable terms. Accordingly, there is no "golden parachute compensation" that may be or become payable to any the executive officers that is based on or otherwise relates to the Offer or, if applicable, the Merger.

  Certain Forward-Looking Statements

        This Statement contains forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information available to the Company at the time such statements were made. When used in this Statement, words such as "anticipates," "believes," "contemplates," "estimates," "expects," "plans," "projects," "will," "continue" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including but not limited to: the amount of new construction, weather, interest rates, availability of raw materials and their related costs, economic conditions and competitive forces in the regions where the Company does business, changes in governmental regulations and policies and the ability of the Company to obtain credit on commercially reasonable terms, as well as the other factors disclosed in the Company's Annual Report on Form 10-K and other filings made with the Securities and Exchange Commission. Changes in accounting pronouncements could alter projected results. Other factors not currently anticipated may also materially and adversely affect the Company's results of operations, cash flows and financial position. Forward-looking statements speak only as of the date they were made and the Company undertakes no obligation to publicly update them.

ITEM 9.    Exhibits.

        The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as a part of this Statement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL MATERIALS CORPORATION
By:	/s/ PAUL AINSWORTH
	Name:	Paul Ainsworth
	Title:	Chief Financial Officer
	Dated:	March 3, 2020

Annex A

Benefit Plans

Company Executive Compensation Program Components

        To achieve its compensation goals, the Company's executive compensation program consists primarily of the following components:

  •
  Base salary

  •
  Annual cash bonus opportunity

  •
  Deferred Compensation Plan

  •
  Participation in the Company's Value Creation Incentive Plan

  •
  Participation in a defined benefit profit sharing plan

  •
  Perquisites and other personal benefits

        All components are reviewed annually, individually and in the aggregate, considering corporate performance and individual initiative and performance. While each component is discussed in more detail below, the Compensation Committee of the Company's board of directors (the "Compensation Committee") considers base salaries commensurate with those paid by companies of similar size and complexity, while providing Mr. James Gidwitz, Mr. Sullivan and Mr. Ainsworth (who are sometimes referred to as the Company's "named executive officers") with the ability to receive a significant portion of their total compensation through the Company's bonus program and the Value Creation Incentive Plan, which are annual and long-term, cash-based incentive compensation programs pursuant to which the Company's officers may receive payments contingent on meeting corporate and personal performance goals related to the Company's operations. This places a large percentage of their compensation at risk while more closely aligning their interests with the interests of the Company's stockholders. A select group of management and other highly compensated employees of the Company (including the named executive officers) may defer portions of their base salary and bonus pursuant to the Company's Deferred Compensation Plan. The employee benefits and perquisites offered by the Company have generally been established in response to competitive offerings and also with the goal of enabling the executives to focus on their job duties.

Base Salaries

        Base salaries are used to provide annual cash income to executives to compensate them for services rendered during the fiscal year. The Compensation Committee establishes salaries annually based on a review of each officer's individual responsibilities, performance and through comparisons with companies of similar size and complexity. Officer salaries are typically reviewed and adjusted each year at the Compensation Committee's meeting in either March or May, most recently occurring in April 2019.

Cash Bonuses

        The bonus program is intended to provide an opportunity to receive additional cash compensation but only if it is earned through achievement of specified performance goals. At the beginning of each year, the Compensation Committee establishes the annual target goals for earnings and return on net investment considering the Company's annual business plan and the Company's prior year's performance. In this context, "return on net investment" is defined as earnings before interest and income taxes as a percentage of the sum of the average shareholders' equity plus the average funded debt for the year. Other Company-wide goals and personal goals may also be considered to the extent these goals further the objectives of the Company. The Compensation Committee relies primarily on mathematical formulae in calculating the portion of the bonuses to be granted related to the goals established for earnings and return on net investment. The level of achievement of personal goals, if considered, is more subjective and is often based on the successful achievement of certain transactions or other goals which may be measured by the Committee on a discretionary, non-quantifiable basis. The Compensation Committee also considers the Company's liquidity and capital resources.

        The Compensation Committee's policy and belief is that eligible employees should have a reasonable likelihood of achieving the target level of performance such that, over time, the bonuses paid should be at or near the target level.

Deferred Compensation Plan

        The Company also maintains a Deferred Compensation Plan (the "DCP"). The DCP, which became effective on January 1, 2019, is a non-qualified deferred compensation plan for a select group of management and other highly compensated employees of the Company and its subsidiaries. All of the Company's named executive officers were eligible to participate in the DCP for the 2019 calendar year.

        Participants in the DCP may defer the payment and taxation of up to 80% of base salary and up to 100% of their bonus compensation for a given year to a future distribution date or event. Participant deferrals are 100% vested at all times. The DCP also allows for discretionary supplemental employer contributions by the Company, in the Company's sole discretion, which are subject to a vesting schedule pursuant to which participants cliff vest and become 100% vested after being credited with three years of vesting service under the DCP. Participants also become 100% vested in any employer contributions in the event of death, disability, attaining age 60 or upon a change in control, subject to their continuous employment with the Company and certain affiliates at the time of such event.

        A participant's compensation deferrals and discretionary supplemental employer contributions (if any) will be adjusted for positive or negative earnings reflecting the experience of selected hypothetical investment funds offered under the DCP, which will be elected by the participant from a menu of options designated by the Compensation Committee from time to time.

        A participant may elect to receive or begin receiving his or her deferred compensation and earnings thereon: (i) upon a fixed date; (ii) following separation from service from the Company; (iii) upon death; or (iv) following an unforeseeable emergency that results in "severe financial hardship" that is consistent with the meaning of such term under Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended; in each case either in a lump sum or in annual installments, as provided in the DCP and elected by the participant. Discretionary employer contributions, if any, will be paid to a participant following separation from service. Pursuant to the terms of the DCP, payments may be accelerated in certain circumstances, to the extent permitted under Section 409A and the treasury regulations promulgated thereunder.

        The DCP is intended to comply with Section 409A, and is administered by the Compensation Committee or such other committee as is designated by the Board. The Company may amend or terminate the DCP at any time in accordance with its terms and in compliance with Section 409A.

Value Creation Incentive Plan

        On May 31, 2019, the Board approved the Continental Materials Value Creation Incentive Plan (the "VCIP"), effective as of July 1, 2019. The VCIP is an unfunded phantom equity plan pursuant to which the Board or a committee thereof may grant awards of phantom equity or phantom equity appreciation rights to employees of the Company and its subsidiaries.

        The purpose of the VCIP is to advance the interests of our stockholders by providing the Company with a means of attracting and retaining highly qualified employees and aligning the interests of those employees with the long-term financial interests and growth of the Company. Mr. James Gidwitz, Mr. Sullivan and Mr. Ainsworth participate in the VCIP.

        The VCIP is administered by the Compensation Committee of the Board or a similar appointed committee. Each share of phantom equity granted under the VCIP (and, by extension, any phantom equity appreciation rights based thereon) represents a hypothetical share of the common stock of the Company or subsidiary of the Company, as applicable. No shares of common stock will be issued pursuant to the VCIP.

        Unless otherwise provided by the Compensation Committee in an award agreement, each award will vest on the fifth anniversary of the grant date of the award, provided that the VCIP participant is continuously employed by the Company or its subsidiary, as applicable, from the grant date until the vesting date. In addition and notwithstanding the above, each award will also vest on the earliest to occur of the following: (i) the date of a Change of Control (as defined in the VCIP) of the Company or its subsidiary, as applicable; (ii) the date of the participant's death; or (iii) the date of the participant's total disability, in each case provided that the participant has been continuously employed by the Company or its subsidiary, as applicable, from the grant date until the date of the respective event. In the event that a participant dies prior to receiving any or all of the amounts to which he or she is due, the amounts become payable to the beneficiary or beneficiaries designated by the participant. Additionally, any awards, both vested and those not vested, as of the date of a participant's termination of employment for Cause (as defined in the VCIP) will be forfeited, and no payment will be made thereon unless determined otherwise by the Compensation Committee.

        Participants become entitled to receive amounts due for the vested portion of phantom equity on the date of the first occurrence of a "Distribution Event," and such payments will be made from the general funds of the Company. A Distribution Event includes the first to occur of the following: (i) the participant's death; (ii) the participant's disability; (iii) the termination of the participant's employment with the Company or its subsidiary, as applicable; (iv) the end of the Restricted Period (as defined in the VCIP) with respect to such awards; or (v) a Change of Control of the Company or its subsidiary, as applicable. Unless the award agreement provides otherwise, such amounts will be paid in cash to the participant in a lump sum or in installment payments pursuant to the terms set forth in the VCIP. Participants may, with respect to each grant, elect to defer payment for up to five years, subject to the limitations set forth in each individual award agreement. Payment will be delayed if necessary to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

        The completion of the transactions contemplated by the Offer to Purchase do not constitute a Change in Control under the VCIP.

Profit Sharing Plan, Benefits and Perquisites

        Executives participate in each of the benefit plans or arrangements that are made available to all salaried employees generally, including medical and dental benefits, life and disability insurance, and the profit sharing plan, which is qualified under Internal Revenue Code Section 401(k). The Compensation Committee considers all of these plans and benefits when reviewing total compensation of the named executive officers. With respect to life insurance, officers receive coverage of three and a half times their salaries to a maximum of $650,000. The premium associated with this coverage is added to the individual's taxable wages. Life insurance in excess of those amounts is at the discretion of the employee and the associated premiums are paid by the employee. The Company does not provide any benefit plans intended to benefit only the named executive officers.

        The Company provides a company-leased car to Mr. Gidwitz. An annual payment is made to each and included in his individual taxable wages, which is used to reimburse the Company for the lease expense incurred for the year. The payment is grossed up for the related taxes. In providing the car, the Compensation Committee considered the frequency that the executive found it necessary to work outside of normal business hours when other forms of transportation were less available or convenient.

        The Company has, on occasion, provided the named executive officers with an insignificant amount of tax or legal service. The Company does not provide any other perquisites to the named executive officers such as country club memberships or personal travel.

Stock Option and Long-Term Equity Plans

        There are no equity compensation plans, whether approved by security holders or not, existing as of the date of filing of this Statement related to the named executive officers, reflecting the Compensation Committee's belief that equity compensation plans are not a necessary component of executive compensation at the present time due to the number of shares currently held by Bee Street and the limited market liquidity for the Company's Common Stock.

Profit Sharing Plan

        The Company has a contributory profit sharing retirement plan qualified pursuant to Internal Revenue Code Section 401(k) for the benefit of qualifying employees, including the named executives. Company contributions, if any, are determined at the discretion of the Compensation Committee together with management after the review of all the relevant factors, primarily profitability, at year-end.

Company Non-employee Director Compensation Program

        The Company's policy is to pay each director who is not an officer or employee of the Company an annual retainer (as described below) plus the following fees:

  •
  $750 for each Board meeting attended;

  •
  $750 for each committee meeting attended;

  •
  $6,000 Audit Committee chair retainer fee; and

  •
  $3,000 retainer fee for all other committee chairs.

        In December 2010, the holders of shares representing a majority of the voting power of the Common Stock gave their written consent to a resolution by the Company's Board of Directors adopting the Company's Non-Employee Director Stock Plan (the "Plan"), pursuant to which the non-employee directors of the Company receive their annual base retainer payment in the form of Common Stock, instead of cash. The Plan, which became effective December 30th, 2010, reserved 150,000 treasury shares as the maximum number of shares that could be issued under the Plan. In March 2018, the Compensation Committee approved a grant of 2,000 shares of Common Stock to each qualifying director for 2018 service. In March 2019, the Compensation Committee approved a grant of 3,000 shares of common stock to each non-employee director for 2019 service. In December 2019, the Compensation Committee approved a grant of 2,833 shares of common stock to each non-employee director for 2020 service. A total of 2 shares remain available for issuance under the Plan. The number of shares to be granted for future years' service will be determined annually.

        In addition, in December 2019, the Board approved a $25,000 one-time cash payment for each non-employee director and a $50,000 Supplemental Retainer Fee, payable quarterly in arrears, as additional compensation to each non-employee director during fiscal 2020.

        Non-employee directors do not receive any perquisites or personal benefits.

INDEX TO EXHIBITS

(a)(1)	Press Release dated February 18, 2020 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed February 19, 2020).
(e)(1)	Excerpt from the Company's definitive 2019 proxy statement filed with the SEC on April 29, 2019.
(e)(2)	Continental Materials Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed December 17, 2018).
(e)(3)	Continental Materials Value Creation Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 10, 2019).
(e)(4)
Continental Materials Corporation Employees Profit Sharing Retirement Plan, 2009 Amendment and Restatement (incorporated by reference to Exhibit 10c to the Company's Form 10-K for the year ended January 2, 2010).